Exhibit 21
Subsidiaries of the Registrant

Name	Percent Ownership	State of Incorporation/Organization

Blue Foundry Bank	100%	New Jersey
Blue Foundry Investment Company*	100%	New Jersey
Blue Foundry, LLC*	100%	New Jersey
Blue Foundry Service Corporation*	100%	New Jersey
Rutherford Center Development Corp.*	100%	New Jersey
TrackView LLC*	100%	New Jersey
116-120 Route 23 North, LLC*	100%	New Jersey
*Subsidiary of Blue Foundry Bank